UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         THE HOUSTON EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44212010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John J. Bishar, Jr.
--------------------------------------------------------------------------------
                     Senior Vice President & General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000

                                 With a copy to:

                              William R. Dougherty
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 12

---------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            KeySpan Corporation I.R.S. Identification No. 11-3431358
---------------------------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)[ ]
                                                                                                                           (b)[ ]
---------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------------
    4.      SOURCES OF FUNDS*

            Not Applicable
---------------------------------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
---------------------------------------------------------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------------------------------------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER
NUMBER OF
 SHARES                                                                        0
BENEFICIALLY     ----------------------------------------------------------------------------------------------------------------
 OWNED BY            8.       SHARED VOTING POWER
   EACH
REPORTING                                                                      0
  PERSON         ----------------------------------------------------------------------------------------------------------------
  WITH               9.       SOLE DISPOSITIVE POWER
                                                                               0
                 ----------------------------------------------------------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                              0%
---------------------------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON*

                                                                              HC
---------------------------------------------------------------------------------------------------------------------------------

                                                                    Page 3 of 12

---------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KeySpan Energy
            Corporation I.R.S. Identification No. 11-3344628
---------------------------------------------------------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)[ ]

                                                                                                                        (b)[ ]
---------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------------
     4.     SOURCES OF FUNDS*

            Not Applicable
---------------------------------------------------------------------------------------------------------------------------------
     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(d) or 2(e)                         [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------------------------------------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER

     NUMBER OF
      SHARES                                                                   0
  BENEFICIALLY       ------------------------------------------------------------------------------------------------------------
     OWNED BY        8.       SHARED VOTING POWER
       EACH
    REPORTING
      PERSON                                                                   0
       WITH          ------------------------------------------------------------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER
                                                                               0
                     ------------------------------------------------------------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                              0%
---------------------------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON*

                                                                              CO
---------------------------------------------------------------------------------------------------------------------------------

                                                                    Page 4 of 12

---------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KeySpan Energy
            Development Corporation (f/k/a THEC Holdings Corp.)
            I.R.S. Identification No. 76-0489610
---------------------------------------------------------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)[ ]

                                                                                                                        (b)[ ]
---------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------------
     4.     SOURCES OF FUNDS*

            Not Applicable
---------------------------------------------------------------------------------------------------------------------------------
     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER

     NUMBER OF
      SHARES                                                                   0
   BENEFICIALLY     -------------------------------------------------------------------------------------------------------------
     OWNED BY        8.       SHARED VOTING POWER
       EACH
     REPORTING
      PERSON                                                                   0
       WITH         -------------------------------------------------------------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER
                                                                               0
                   --------------------------------------------------------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                               0
---------------------------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                              0%
---------------------------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON*

                                                                              CO
---------------------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

     Item 1 is hereby amended and restated as follows:

     This Amendment No. 5 (the "Amendment") to Schedule 13D relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer") is filed by KeySpan
Corporation (f/k/a BL Holding Corp.), a New York corporation ("KeySpan"), KeySpan Energy Corporation, a New York corporation ("KEC"), and KeySpan Energy Development Corporation (f/k/a THEC Holdings Corp.), a Delaware corporation ("KEDC" and, together with KeySpan and KEC, "Reporting Persons"), to further amend the Schedule 13D that was previously filed on October 8, 1997 and amended by Amendment No. 1 thereto, filed on April 7, 2000, Amendment No. 2 thereto, filed on March 3, 2003, Amendment No. 3 thereto, filed on May 25, 2004, and Amendment No. 4 thereto, filed on June 7, 2004. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D as previously amended. The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.

     As discussed in Item 5 below, as a result of a public offering pursuant to an Underwriting Agreement, dated November 18, 2004 (the "Underwriting Agreement"), among the Issuer, KeySpan, KEDC and Morgan Stanley & Co. Incorporated (the "Underwriter"), the Reporting Persons disposed of 6,580,392 shares of Common Stock on November 24, 2004. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing.

Item 2. Identity and Background

     Item 2 is hereby amended by adding the following text:

     Annexes A-1, A-2 and A-3 are hereby amended and restated as attached hereto.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated as follows:

     On November 24, 2004, KeySpan and KEDC disposed of 6,580,392 shares of Common Stock (the "Shares") to the Underwriter at a purchase price of $56.10 per share, pursuant to the Underwriting Agreement (the "Transaction"), filed with the SEC as an exhibit to the Issuer's Form 8-K on November 19, 2004 and under a registration agreement of the Issuer on form S-3 (File No. 333-113659) and amendments and supplements thereto filed with the SEC. As a result of the Transaction, the Reporting Persons no longer own any Common Stock of the Issuer and therefore will no longer be required to report their holdings on this
Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     As discussed in Item 4 above, as a result of the Transaction, as of November 24, 2004, the Reporting Persons no longer beneficially own more than 5% of any security of the Issuer and therefore will no longer be required to report their holdings on this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated as follows:

     The Transaction was carried out pursuant to the terms of a Registration Rights Agreement among the Issuer, KeySpan and KEDC. Expenses incurred in connection with the registration of the Shares are to be paid by KEDC. The Issuer agreed to indemnify KEDC, its officers, directors, agents, any underwriter, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Issuer are sold pursuant to the Registration Rights Agreement. The Registration Rights Agreement is filed as an exhibit hereto and is hereby incorporated by reference into this Item 6.

     Other than as described above, after the Transaction, none of KeySpan, KEC or KEDC, nor, to the best knowledge and belief of KeySpan, KEC and KEDC, any of their respective directors or executive officers, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except that Mr. Catell and Mr. McKessy and certain other of the officers of KeySpan and KEDC have interests in stock options granted by the Issuer for compensation related to their service as directors of the Issuer. Mr. McKessy also receives an annual retainer and meeting fees associated with his services as a director of the Issuer.

Item 7. Material to Be Filed as Exhibits

     Item 7 is hereby amended by adding the following text:

     11. Amended and Restated Registration Rights Agreement, dated as of June 2, 2004, by and among the Issuer and KEDC (incorporated herein by reference to Exhibit 11 to the Amendment No. 4 to Schedule 13D/A, as filed by the Reporting Persons with the SEC on June 7, 2004).

     12. Joint Filing Agreement, dated November 30, 2004, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

     13. Press Release, dated November 24, 2004, issued by KeySpan Corporation (incorporated herein by reference to Exhibit 99.1 to KeySpan's Form 8-K, as filed with the SEC on November 24, 2004).

     14. Underwriting Agreement, dated November 18, 2004 (incorporated herein by reference to Exhibit 1.1 to the Issuer's Form 8-K, as filed with the SEC on November 19, 2004).

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: November 30, 2004


                                  KeySpan Corporation


                                  By: /s/ Michael J. Taunton
                                      ----------------------
                                      Name:  Michael J. Taunton
                                      Title: Senior Vice President and Treasurer



                                  KEYSPAN ENERGY CORPORATION


                                  By: /s/ John J. Bishar, Jr.
                                      -----------------------
                                      Name:  John J. Bishar, Jr.
                                      Title: Senior Vice President and Secretary



                                  KEYSPAN ENERGY DEVELOPMENT CORPORATION


                                  By: /s/ Saiyed Zain Mirza
                                      ---------------------
                                      Name:  Saiyed Zain Mirza
                                      Title: Senior Vice President

                                    Annex A-1

The name,  position  and  present  principal  occupation  of each  director  and executive  officer of KeySpan  Corporation  are set forth  below.  The  business address for each of the executive officers and directors listed below is KeySpan
Corporation,  One  MetroTech  Center,  Brooklyn,  New York 11201.  All executive officers and directors listed below are United States citizens.
Name                               Position                                               Present Principal Occupation
-----                              --------                                               ----------------------------
Robert B. Catell                   Chairman, Chief Executive Officer and Director         Chairman and Chief Executive Officer
                                                                                          of KeySpan Corporation

Robert J. Fani                     President and Chief Operating Officer                  President and Chief Operating Officer
                                                                                          of KeySpan Corporation

Wallace P. Parker Jr.              President - Energy Delivery and Customer Relations     President - Energy Delivery and
                                                                                          Customer Relations Group of
                                   Group                                                  KeySpan Corporation

Steven L. Zelkowitz                President - Energy Assets and Supply Group             President - Energy Assets and Supply
                                                                                          Group of KeySpan Corporation

John A. Caroselli                  Executive Vice President and Chief Strategy Officer    Executive Vice President and Chief
                                                                                          Strategy Officer of KeySpan
                                                                                          Corporation

Gerald Luterman                    Executive Vice President and Chief Financial Officer   Executive Vice President and Chief
                                                                                          Financial Officer of KeySpan
                                                                                          Corporation

Anthony Nozzolillo                 Executive Vice President - Electric Operations         Executive Vice President - Electric
                                                                                          Operations of KeySpan Corporation

Lenore F. Puleo                    Executive Vice President - Client Services             Executive Vice President - Client
                                                                                          Services of KeySpan Corporation

Nicholas Stavropoulos              Executive Vice President - KeySpan Energy Delivery     Executive Vice President - KeySpan
                                                                                          Energy Delivery New England of
                                                                                          KeySpan Corporation

John J. Bishar, Jr.                Senior Vice President, General Counsel and Secretary   Senior Vice President, General
                                                                                          Counsel and Secretary
                                                                                          of KeySpan Corporation

Joseph F. Bodanza                  Senior Vice President and Chief Accounting Officer     Senior Vice President and Chief
                                                                                          Accounting Officer of
                                                                                          KeySpan Corporation

Michael J. Taunton                 Senior Vice President and Treasurer                    Senior Vice President and Treasurer of
                                                                                          KeySpan Corporation

Theresa A. Balog                   Vice President and Controller                          Vice President and Controller of
                                                                                          KeySpan Corporation

Lawrence Dryer                     Vice President and General Auditor                     Vice President and General Auditor of
                                                                                          KeySpan Corporation

Andrea S. Christensen              Director                                               Partner, Kaye Scholer LLP

Alan H. Fishman                    Director                                               President and Chief Executive Officer,
                                                                                          Independence Community Bank Corp.



                                                                    Page 9 of 12

James R. Jones                     Director                                               Chairman and Chief Executive Officer of
                                                                                          Manatt Jones Global Strategies LLP

James L. Larocca                   Director                                               Professor of Public Policy, Long
                                                                                          Island University's Southampton College

Gloria C. Larson                   Director                                               Of Counsel and Co-Chair of the
                                                                                          Government Practices Group, Foley Hoag LLP

Stephen W. McKessy                 Director                                               Retired Vice Chairman,
                                                                                          PricewaterhouseCoopers

Edward D. Miller                   Director                                               Member of the Supervisory Board
                                                                                          and Senior Advisor to the Chief Executive
                                                                                          Officer, AXA Group

Vikki L. Pryor                     Director                                               President and Chief Executive Officer,
                                                                                          SBLI Mutual Insurance Company, Inc.

                                                                   Page 10 of 12

                                    Annex A-2

The name, position and present principal occupation of each director and executive officer of KeySpan Energy Corporation are set forth below. The business address for each of the executive officers and directors listed below is KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201.
All executive officers and directors listed below are United States citizens.


Name                                Position                                               Present Principal Occupation
-----                               --------                                               ----------------------------
Robert B. Catell                    President, Chief Executive Officer and Director        Chairman and Chief Executive Officer
                                                                                           of KeySpan Corporation

John J. Bishar, Jr.                 Senior Vice President and Secretary                    Senior Vice President, General
                                                                                           Counsel and Secretary of KeySpan
                                                                                           Corporation

Michael J. Taunton                  Senior Vice President and Treasurer                    Senior Vice President and Treasurer of
                                                                                           KeySpan Corporation

Alfred C. Bereche                   Assistant Secretary                                    Associate General Counsel of
                                                                                           KeySpan Corporate Services LLC

Sandra M. Cano                      Assistant Secretary                                    Manager, Corporate Secretary's Office
                                                                                           of KeySpan Corporate Services LLC

Ronald S. Macklin                   Assistant Secretary                                    Assistant General Counsel of KeySpan
                                                                                           Corporate Services LLC

Colleen A. Meade                    Assistant Secretary                                    Senior Counsel of KeySpan Corporate
                                                                                           Services LLC

                                                                   Page 11 of 12

                                    Annex A-3

The name, position and present principal occupation of each director and executive officer of KEDC are set forth below. The business address for each of the executive officers and directors listed below is KeySpan Energy Development
Corporation, One MetroTech Center, Brooklyn, New York 11201. All executive officers and directors listed below are United States citizens, except for H.
Neil Nichols who is a Canadian citizen with work permit.


Name                                 Position                                               Present Principal Occupation
-----                                --------                                               ----------------------------
Robert B. Catell                     Chief Executive Officer and Director                   Chairman and Chief Executive Officer
                                                                                            of KeySpan Corporation

H. Neil Nichols                      President and Director                                 President, KeySpan Energy
                                                                                            Development Corporation

Howard A. Kosel, Jr.                 Senior Vice President, Generation                      Senior Vice President, Generation
                                     Development                                            Development, KeySpan Energy
                                                                                            Development Corporation

S. Zain Mirza                        Senior Vice President, Asset                           Senior Vice President, Asset
                                     Management & Financial Analysis                        Management & Financial  Analysis,
                                                                                            KeySpan Energy Development
                                                                                            Corporation

John J. Bishar, Jr.                  Senior Vice President and Secretary                    Senior Vice President, General
                                                                                            Counsel and Secretary of KeySpan
                                                                                            Corporation

Brian T. McCabe                      Vice President                                         Vice President, KeySpan Energy
                                                                                            Development Corporation

Michael J. Nilsen                    Vice President, Finance                                Vice President, Finance, KeySpan
                                                                                            Energy Development Corporation

Joseph G. Pradas                     Vice President, Development                            Vice President, Development,
                                                                                            KeySpan Energy Development
                                                                                            Corporation

Alfred C. Bereche                    Assistant Secretary                                    Associate General Counsel of
                                                                                            KeySpan Corporate Services LLC

Sandra M. Cano                       Assistant Secretary                                    Manager, Corporate Secretary's Office of
                                                                                            KeySpan Corporate Services LLC

Colleen A. Meade                     Assistant Secretary                                    Senior Counsel of KeySpan Corporate
                                                                                            Services LLC

Robert J. Fani                       Director                                               President and Chief Operating Officer
                                                                                            of KeySpan Corporation

Frederick M. Lowther                 Director                                               Partner, Dickstein, Shapiro, Morin &
                                                                                            Oshinsky, LLP

Gerald Luterman                      Director                                               Executive Vice President and Chief
                                                                                            Financial Officer of KeySpan
                                                                                            Corporation

James A. Rooney                      Director                                               President, Kearsarge Energy
                                                                                            Development Corporation

Steven L. Zelkowitz                  Director                                               President, Energy Assets and Supply
                                                                                            Group of KeySpan Corporation

                                INDEX OF EXHIBITS

Number         Description

11 Amended and Restated Registration Rights Agreement, dated as of June 2, 2004, by and among the Issuer and KEDC (incorporated herein by reference to Exhibit 11 to Amendment No. 4 to Schedule 13D/A, as filed by the Reporting Persons with the SEC on June 7,
               2004).

12 Joint Filing Agreement, dated November 30, 2004, among the Reporting Persons relating to the filing of a joint statement on
               Schedule 13D.

13 Press Release, dated November 24, 2004, issued by KeySpan Corporation (incorporated herein by reference to Exhibit 99.1 to KeySpan's Form 8-K, as filed with the SEC on November 24, 2004).

14 Underwriting Agreement, dated November 18, 2004 (incorporated herein by reference to Exhibit 1.1 to the Issuer's Form 8-K, as filed with the SEC on November 19, 2004).

                                                                     Exhibit 12


                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Houston Exploration Company, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 30th day of November 2004.

                                  KeySpan Corporation

                                  By: /s/ Michael J. Taunton
                                      ----------------------
                                      Name:  Michael J. Taunton
                                      Title: Senior Vice President and Treasurer



                                  KEYSPAN ENERGY CORPORATION

                                  By: /s/ John J. Bishar, Jr.
                                      -----------------------
                                      Name:  John J. Bishar, Jr.
                                      Title: Senior Vice President and Secretary



                                  KEYSPAN ENERGY DEVELOPMENT CORPORATION

                                  By: /s/ Saiyed Zain Mirza
                                      ---------------------
                                      Name:  Saiyed Zain Mirza
                                      Title: Senior Vice President